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                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D. C. 20549

                                 ------------

                                   FORM 8-A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                           PRENTISS PROPERTIES TRUST
            (Exact name of registrant as specified in its charter)


               Maryland                                  75-2261588
               --------                                  ----------
(State of incorporation or organization)               (IRS employer
                                                     identification no.)
    3890 West Northwest Highway
              Suite 400                                     75220
           Dallas, Texas                                    -----
----------------------------------------                  (Zip code)
(Address of principal executive offices)

  If this form relates to the                   If this form relates to the
  registration of a class of                    registration of a class of
  securities pursuant to Section                securities pursuant to Section
  12(b) of the Exchange Act and is              12(g) of the Exchange Act and
  effective pursuant to General                 is effective pursuant to
  Instruction A.(c), please check               General Instruction A.(d),
  the following box. [_]                        please check the following
                                                box. [X]


      Securities Act registration statement file number to which this form relates: None


       Securities to be registered pursuant to Section 12(b) of the Act:

  Title of each class                           Name of each exchange on which
  to be so registered                           each class is to be registered
  -------------------                           ------------------------------
         None                                                 N/A


       Securities to be registered pursuant to Section 12(g) of the Act:

                         Preferred Share Purchase Rights
                         -------------------------------
                                (Title of class)




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Item 1.  Description of Registrant's Securities to be Registered.
         --------------------------------------------------------

     On February 6, 1998, the Board of Trustees of Prentiss Properties Trust, a real estate investment trust organized under the laws of Maryland (the "Company"), approved a Rights Agreement, dated as of and to be effective on February 6, 1998 (the "Rights Agreement") between the Company and First Chicago Trust Company of New York, as Rights Agent, having the principal terms summarized below. In accordance with the Rights Agreement, the Board also authorized a dividend distribution of one Right for each outstanding common share of beneficial interest, $.01 par value, (the "Common Shares"), of the Company to shareholders of record at the close of business on February 17, 1998 (the "Record Date").

     Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of the Company's Junior Participating Cumulative Preferred Shares, Series B ("Series B Preferred Shares"). Each one one-thousandth of a share (a "Unit") of a Series B Preferred Share is structured to be the equivalent of one Common Share of the Company. Shareholders will receive one Right per Common Share held of record at the close of business on the Record Date. The exercise price of the Right will be $85.00 subject to adjustment (the "Purchase Price").

     Rights will also attach to Common Shares issued after the Record Date but prior to the Distribution Date unless the Board of Trustees determines otherwise at the time of issuance. The description and terms of the Rights are set forth in the Rights Agreement.

     The Rights will trade with the Common Shares and will be evidenced by Common Share certificates, and no separate certificates evidencing the Rights (the "Rights Certificates") will be distributed initially. The Rights will separate from the Common Shares and a distribution of the Rights Certificates will occur (the "Distribution Date") upon the earlier of (i) 10 business days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 10% or more of the outstanding Common Shares (or, in the case of Security Capital Preferred Growth Incorporated ("SCPG") and its affiliates, 11% or more of the outstanding Common Shares) (the "Share Acquisition Date"), or (ii) 10 business days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially becoming an Acquiring Person. Until the Distribution Date, (i) the Rights will be evidenced by the Common Share certificates and will be transferred with and only with such Common Share certificates, (ii) any Common Share certificates issued will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Shares outstanding will also constitute the transfer of the Rights associated with the Common Shares represented by such certificates.

     The Rights are not exercisable until the Distribution Date and will expire at the close of business on February 17, 2008, unless earlier redeemed or exchanged by the Company as described below. As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date, and thereafter such separate Rights Certificates alone will represent the Rights.
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     The Agreement provides that if any person becomes an Acquiring Person, proper provision shall be made so that each holder of a Right (except as set forth below) will thereafter have the right to receive, upon exercise and payment of the Purchase Price, Series B Preferred Shares or, at the option of the Company, Common Shares (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to twice the amount of the Purchase Price.

     In the event that, at any time following the Share Acquisition Date, (i) the Company is acquired in a merger, statutory share exchange, or other business combination in which the Company is not the surviving person, or (ii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except as set forth below) shall thereafter have the right to receive, upon exercise and payment of the Purchase Price, Common Shares of the acquiring company having a value equal to twice the Purchase Price. The events set forth in this paragraph and in the immediately preceding paragraph are referred to as the "Triggering Events."

     Upon the occurrence of a Triggering Event that entitles Rights holders to purchase securities or assets of the Company, Rights that are or were owned by the Acquiring Person, or any affiliate or associate of such Acquiring Person, on or after such Acquiring Person's Share Acquisition Date shall be null and void and shall not thereafter be exercised by any person (including subsequent transferees). Upon the occurrence of a Triggering Event that entitles Rights holders to purchase Common Shares of a third party, or upon the authorization of an Exchange, Rights that are or were owned by any Acquiring Person or any affiliate or associate of any Acquiring Person on or after such Acquiring Person's Share Acquisition Date shall be null and void and shall not thereafter be exercised by any person (including subsequent transferees).

     The Purchase Price payable, and the number of Series B Preferred Shares, Common Shares or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution.

     At any time after any person becomes an Acquiring Person, the Company may exchange all or part of the Rights (except as set forth below) for Common Shares (an "Exchange") at an exchange ratio of one share per Right, as appropriately adjusted to reflect any share split or similar transaction.

     At any time until ten business days following the Share Acquisition Date or ten business days following the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person, the Company may redeem the Rights in whole, but not in part, at a price of $.001 per Right (the "Redemption Price"). Under certain circumstances set forth in the Rights Agreement, the decision to make an Exchange or to redeem the Rights shall require the concurrence of a majority of the Continuing Trustees (as defined below). Additionally, the Company may thereafter but prior to the occurrence of a Triggering Event redeem the Rights in whole, but not in part, at the Redemption Price provided that such redemption is incidental to a merger or other business combination transaction involving the Company that is approved by a majority of the Continuing Trustees, and does not involve an Acquiring Person, and is one in which all holders of Common Shares are treated alike. After the

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redemption period has expired, the Company's right of redemption may be reinstated if an Acquiring Person reduces his beneficial ownership to less than 10% (or, in the case of SCPG and its affiliates, 11%) of the outstanding Common Shares in a transaction or series of transactions not involving the Company. Immediately upon the action of the Board ordering redemption of the Rights, with, where required, the concurrence of the Continuing Trustees, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     The term "Continuing Trustees" means any member of the Board who was a member of the Board immediately before the adoption of the Rights Agreement and any person who is subsequently elected to the Board if such person is recommended or approved by a majority of the Continuing Trustees, but does not include an Acquiring Person, or an affiliate or associate of an Acquiring Person, or any representative of the foregoing.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Series B Preferred Shares (or other consideration) of the Company or for Common Shares of the acquiring company as set forth above.

     Other than certain provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Board prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board (in certain circumstances, only with the concurrence of the Continuing Trustees) in order to cure any ambiguity, to make certain other changes that do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, no amendment to adjust the time period governing redemption may be made at such time as the Rights are not redeemable.

     At the same time that it approved the Rights Agreement, the Board of Trustees designated 1,000,000 shares of the Company's Preferred Shares of Beneficial Interest, par value $.01 per share, as the "Series B Junior Participating Cumulative Redeemable Preferred Shares." The Company will not issue any shares of Series B Preferred Shares except upon the exercise of Rights. The Series B Preferred Shares are junior to the Company's Series A Cumulative Redeemable Preferred Shares in respect of rights to receive dividends and to participate in distributions or payments in the event of any liquidation, dissolution or winding up of the Company, and is senior to the Common Shares and any other shares of beneficial interest of the Company ranking, as to dividends and upon liquidation, junior to the Series B Preferred Shares.

     Holders of the Series B Preferred Shares are be entitled to receive cumulative preferential cash dividends payable quarterly in an amount per share equal to the greater of (i) $.01 and (ii) 1,000 times the aggregate per share amount of all cash dividends, and 1,000 times the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions (other than dividends payable in Common Shares), declared on the Common Shares since the immediately

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preceding quarterly dividend payment date, or, with respect to the first quarterly dividend payment date, since the first issuance of any share or fraction of a Series B Preferred Share.

     In the event of any liquidation, dissolution or winding up of the Company, the holders of Series B Preferred Shares are entitled to be paid out of the assets of the Company legally available for distribution to its shareholders a liquidation preference of $1,000.00 per share, plus accrued and unpaid dividends thereon to the date of payment (the "Series B Preferred Liquidation Preference"). After the payment to the holders of the Series B Preferred Shares of the full Series B Preferred Liquidation Preference, the holders of the Series B Preferred Shares as such shall have no right or claim to any of the remaining assets of the corporation until the holders of Common Shares shall have received an amount per share (the "Common Adjustment") equal to the quotient obtained by dividing (i) the Series B Preferred Liquidation Preference by (ii) 1,000. In the event that there are not sufficient assets available after payment in full of the Series B Preferred Liquidation Preference to permit payment in full of the Common Adjustment, then the remaining assets shall be distributed ratably to the holders of the Common Shares.

     The outstanding Series B Preferred Shares may be redeemed at the option of the Board as a whole, but not in part, at any time, or from time to time, at a price per share (the "Series B Preferred Redemption Price") equal to (i) 1,000 times the Average Market Value of the Common Shares, plus (ii) all accrued and unpaid dividends to and including the date fixed for redemption. The "Average Market Value" is the average of the closing sale prices of a Common Share during the 30-day period immediately preceding the date before the redemption date quoted on the Composite Tape for New York Stock Exchange Listed Stocks, or, if the Common Shares are not quoted on the Composite Tape, on The New York Stock Exchange, or, if the Common Shares are not listed on such exchange, on the principal United States registered securities exchange on which the Common Shares are listed, or, if the Common Shares are not listed on any such exchange, the average of the closing bid quotations with respect to a Common Share during such 30-day period on The Nasdaq Stock Market, or if no such quotations are available, the fair market value of a Common Share as determined by the Board in good faith.

     Each Series B Preferred Share shall entitle the holder thereof to 1,000 votes on all matters submitted to a vote of the shareholders of the Company. The holders of Series B Preferred Shares and the holders of Common Shares shall vote together as one voting group on all such matters. Whenever dividends on any Series B Preferred Shares shall be in arrears for six or more consecutive quarterly periods, the holders of such shares (voting separately as a class with all other series of Preferred Shares having like voting rights) will be entitled to vote for the election of two additional directors of the Company until all dividends accumulated on shares of Series B Preferred Shares for the past dividend periods and the then current dividend period shall have been fully paid. In such case, the entire Board of Directors of the Company will be increased by two directors.

           The dividend rate on the Series B Preferred Shares, the Series B Preferred Liquidation Preference, the Common Adjustment, the Series B Preferred Redemption Price and the number of votes per Series B Preferred Share are all subject to adjustment upon the declaration of

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any dividend payable in Common Shares, subdivision of the outstanding Common
Shares or combination of the outstanding Common Shares into a smaller number of shares.

     The Rights Agreement (which includes as Exhibit A the form of Rights Certificate) and the Articles Supplementary designating the Series B Preferred Shares are attached to this Form 8-A as exhibits and are incorporated herein by reference. The foregoing description of the Rights and the Series B Preferred Shares is qualified in its entirety by reference to the Rights Agreement and its exhibits and the Articles Supplementary.

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Item 2.    Exhibits.
           ---------

     The following exhibits are filed as a part hereof:

     1. Rights Agreement, dated as of February 6, 1998 between the Company and First Chicago Trust Company of New York, as Rights Agent.

     2. Form of Rights Certificate (included as Exhibit A to the Rights Agreement).

     3. Articles Supplementary to the Amended and Restated Declaration of Trust of Prentiss Properties Trust

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                                   SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                PRENTISS PROPERTIES TRUST
                                       (Registrant)



                                By:  /s/ Gregory S. Imhoff
                                     -------------------------------------
                                     Name:  Gregory S. Imhoff
                                     Title: Vice President and Secretary


Dated:  February 17, 1998

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                                 EXHIBIT INDEX

                                                                   Sequentially
Exhibit No.      Description                                       Numbered
                                                                   Pages
----------       ----------------------------------------------    ------------

     1           Rights Agreement, dated as of February 6,
                 1998 between the Company and First Chicago
                 Trust Company of New York, as Rights Agent

     2           Form of Rights Certificate (included as
                 Exhibit A to the Rights Agreement)

     3           Articles Supplementary to the Amended and
                 Restated Declaration of Trust of Prentiss
                 Properties Trust